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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         Commission file number: 1-14315

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NCI 401(k) PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           NCI BUILDING SYSTEMS, INC.
                      10943 NORTH SAM HOUSTON PARKWAY WEST
                              HOUSTON, TEXAS 77064

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                         NCI 401(K) PROFIT SHARING PLAN

                          Table of Contents
                          -----------------
Independent Auditors' Report .................................           1

Statement of Net Assets Available for Benefits ...............           2

Statement of Changes in Net Assets Available for Benefits ....           3

Notes to Financial Statements ................................         4-7

Supplemental Schedules: ......................................           8

         Schedule of Assets Held for Investment Purposes .....           9

Signatures ...................................................          10

                          INDEPENDENT AUDITORS' REPORT

Board of Trustees
NCI 401(k) Profit Sharing Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes is presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the financial statements. The supplemental schedule has been subjected to the same auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                     /s/ KOLKHORST & KOLKHORST
                                                     Kolkhorst & Kolkhorst

Houston, Texas
June 13, 2003

                         NCI 401(k) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001

                                     ASSETS

                                                      December 31,
                                            --------------------------------
                                                2002                2001
                                            ------------        ------------
INVESTMENTS - at fair value                 $ 71,103,941        $ 65,818,640

CONTRIBUTIONS RECEIVABLE
     Employer contribution                       982,831             871,211
     Participant contribution                    420,330             184,425
                                            ------------        ------------
                                               1,403,161           1,055,636

CASH AND CASH EQUIVALENTS                         10,419                 109
                                            ------------        ------------

TOTAL ASSETS                                  72,517,521          66,874,385

LIABILITIES
     Accounts payable                                 --                  --
                                            ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS           $ 72,517,521        $ 66,874,385
                                            ============        ============

               See independent auditors' report and accompanying
                       notes to the financial statements.

                         NCI 401(k) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 2002

ADDITIONS TO NET ASSETS
     Contributions
             Employer                                                        $   3,420,042
             Participants                                                        6,366,160
             Rollovers                                                             395,942
                                                                             -------------
                   Total contributions                                          10,182,144
                                                                             -------------

     Interest and dividend income                                                  723,437
     Net unrealized appreciation (depreciation)
          of investments and net realized gain on sale of investments              762,035
                                                                             -------------
                  Total earnings (loss)                                          1,485,472
                                                                             -------------

         TOTAL ADDITIONS                                                        11,667,616
                                                                             -------------

DEDUCTIONS FROM NET ASSETS
     Benefits paid to terminated participants                                   (5,872,858)
     Administrative/other expenses                                                (151,622)
                                                                             -------------

         TOTAL DEDUCTIONS                                                       (6,024,480)
                                                                             -------------

NET INCREASE                                                                     5,643,136

NET ASSETS AVAILABLE FOR BENEFITS

          Beginning of year                                                     66,874,385
                                                                             -------------

          End of year                                                        $  72,517,521
                                                                             =============

               See independent auditors' report and accompanying
                       notes to the financial statements

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002

NOTE A - DESCRIPTION OF PLAN

The following description of the NCI 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of NCI Building Systems, Inc. and its affiliates (Company) who have completed three months of service, and have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent related amendments and revisions.

Allocation Provision

Qualified participants may elect to defer a percentage of their salary at each pay period. The amount of deferral may not exceed 50% of compensation for the plan year and must equal at least 1% of compensation. Elective deferrals may not exceed the amount determined by the IRS for the plan year.

Participants may direct that their contributions be invested in any of the Plan investment options.

Contributions

The Plan provides for a matching contribution on an equal basis to all participants, with a maximum Company contribution. For the years ended December 31, 2002 and 2001, the Company made a matching contribution equal to 66.67 percent for 2002 and 66.67 percent for 2001 of each participant's contribution, up to 6 percent of the participant's eligible compensation. The employer contribution totaled $3,420,042 and $3,387,235 for the years ended December 31, 2002 and 2001, respectively. The Company contribution is made entirely in Company stock.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, if any, and (b) Plan earnings
(loss), and (c) forfeitures of terminated participants' nonvested accounts in excess of expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service as follows:

     Years of Service                    Vested Percentage
----------------------------             -----------------
Less than one year                                 0%
One, but less than two                            10%
Two, but less than three                          20%
Three, but less than four                         40%
Four, but less than five                          60%
Five, but less than six                           80%
Six or more                                      100%

Expenses

The Company has paid a premium to acquire a $10,000,000 fidelity bond and incurs expenses for administration, audit and tax return preparation for the Plan. The Plan may reimburse the Company for these expenses through the allocation of forfeitures.

Payment of Benefits

Subsequent to termination of service, a participant may request to receive payment either in a lump sum amount equal to the value of his or her vested account balance or to continue in the trust in such a manner as though the employee had not terminated his eligibility if the participant's account balance is greater than $5,000.

Disposition of Forfeitures

The Plan stipulates that forfeitures are used to reduce the Plan's normal administrative fees, and then should be treated as additional discretionary matching contributions for the plan year in which the forfeitures occur.

Investment Options

The Plan offers eleven investment options in which the employees may elect to participate. Ten of the options are mutual funds, and the eleventh option is the NCI Company Stock Fund. The Company's matching contribution is made in NCI Company Stock.

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Plan assets are stated at fair market value. If available, quoted market prices are used to value investments.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants' account and bear interest at prevailing market rates.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - INVESTMENTS

The Plan's investments are held by a financial services company-administered trust fund. The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Investments at fair value as determined by quoted market price:

                                                                             December 31,
                                                                    ------------------------------
                                                                        2002              2001
                                                                    ------------      ------------
American Express Trust Income Fund II                               $ 14,134,304      $  9,985,299
AXP Bond Fund                                                          3,959,735         2,893,042
American Express Trust Horizon Short-term                                287,468            67,104
American Express Trust Horizon Medium-term                             1,685,809         1,568,815
American Express Trust Horizon Long-term                                 366,885           137,579
AXP Blue Chip Advantage Fund                                           5,018,897         6,797,470
Janus Worldwide Fund                                                   2,918,612         3,645,802
Neuberger & Berman Partners Trust                                      1,037,441           917,713
Baron Asset Fund                                                       1,936,420         1,434,082
AXP Growth Fund                                                        4,224,705         5,694,973
NCI Common Stock Fund                                                 22,856,319        20,966,854
Money Market Fund                                                        284,123           388,154
Loan Fund                                                              5,113,667         4,318,233
Investment Contract with Aetna, # 014241, matures 2/17/04              7,002,980*        6,634,752
Investment Contract with Aetna, # 014174, matures 1/04/05                276,576*          368,768
                                                                    ------------      ------------
                                                                    $ 71,103,941      $ 65,818,640
                                                                    ============      ============

*Includes accrued income of $1,124,856

                         NCI 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002

NOTE C - INVESTMENTS (CONTINUED)

Investments in the NCI Common Stock Fund are both participant and nonparticipant directed.

Changes in the NCI Common Stock Fund for the year ended December 31, 2002 are as follows:

Contributions received                                 $  3,708,716
Benefits paid to participants                            (1,802,942)
Transfers to participant directed investments            (4,784,714)
Participant loan activity                                  (300,821)
Participant forfeitures                                     (27,912)
Net appreciation                                          5,003,051
                                                       ------------
                                                       $  1,795,378
                                                       ============

NOTE D - PLAN TERMINATION

Although the Company has expressed no such intention, the Plan can be terminated at the Company's election. In the event of Plan termination, all Plan benefits would become 100 percent vested and payable to the participants.

NOTE E- TAX STATUS

The Plan obtained its latest determination letter on December 28, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE F- INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has two benefit-responsive investment contracts with Aetna Insurance Company. Aetna maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Aetna. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have a fixed, guaranteed net interest rate of 5.55% and 5.97%.

The Plan does not allow participants to make any additional contributions to these investment contracts.

                              SUPPLEMENTAL SCHEDULE

                         NCI 401(k) PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 2002

                Schedule of Assets Held for Investment Purposes
                      for the Year Ended December 31, 2002

  (a)          (b)                                               (c)                           (d)               (e)
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                                                       Description of investment
          Identity of issue,                          Including maturity date, rate
          borrower, lessor,                           Of interest, collateral, par                              Current
          or similar party                                or maturity value                   Cost               Value
-------------------------------------------------------------------------------------------------------------------------
          American Express Trust Income Fund II       Mutual Fund                         $ 13,920,622       $ 14,134,304
          AXP Bond Fund                               Mutual Fund                            3,933,901          3,959,735
          AET Horizon Short-term                      Mutual Fund                              290,532            287,468
          AET Horizon Medium-term                     Mutual Fund                            1,803,801          1,685,809
          AET Horizon Long-term                       Mutual Fund                              417,863            366,885
          AXP Blue Chip Advantage Fund                Mutual Fund                            7,969,886          5,018,897
          Janus Worldwide Fund                        Mutual Fund                            3,767,631          2,918,612
          Neuberger & Berman Partners Trust           Mutual Fund                            1,312,477          1,037,441
          Baron Asset Fund                            Mutual Fund                            2,475,905          1,936,420
          AXP Growth Fund                             Mutual Fund                            7,579,097          4,224,705
          Loan Fund                                   Participant Promissory notes           5,113,667          5,113,667
          NCI Common Stock Fund                       Qualified Employer Securities         18,023,453         22,856,319
          Investment Contract with Aetna,             Investment Contract, matures           7,002,980*         7,002,980*
          #005417                                     2/17/04
          Investment Contract with Aetna,             Investment Contract, matures             276,576*           276,576*
          #014174                                     1/04/05
          Money Market Fund                           Mutual Fund                              284,123            284,123
                                                                                          ------------       ------------
                                                                                          $ 74,172,514      $  71,103,941
                                                                                          ============       ============

*Includes accrued income of $1,124,856

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               NCI BUILDING SYSTEMS INC.
                               (AS ADMINISTRATOR OF THE NCI 401(k)
                               PROFIT SHARING PLAN)

DATE: June 25, 2003            By: /s/ Robert J. Medlock
                                   ---------------------
                                   Robert J. Medlock
                                   Executive Vice President and Chief Financial
                                   Officer

                                INDEX TO EXHIBITS

Exhibit            Description of Exhibit
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     23        Consent of Independent Auditors